September 12, 2014

VIA EDGAR

Katherine Wray, Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	3D Total Solutions, Inc.

Registration Statement on Form S-1

Filed July 17, 2014

File No. 333-197477

Dear Ms. Wray:

By letter dated August 14, 2014, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided 3D Total Solutions, Inc. (the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1, filed on July 17, 2014.

We have updated are financial statements to include financial statements, and related footnotes, to the period ending June 30, 2014. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

General

1. Please provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in your offering.

1

Response:

To date, there have been no written communications presented to investors. Investors have been sourced by word of mouth through management of the Company. Potential investors were directed to the Company’s website (www.3dts.com) for information about the company. There have been no research reports distributed or published about the Company.

2. Please provide the dealer prospectus delivery legend required by Item 502(b) of Regulation S-K.

Response:

The dealer prospectus delivery legend required by Item 502(b) of Regulation S-K On the outside back cover page of the prospectus.

Outside Front Cover Page of Prospectus

3. Please clarify in the first paragraph where you state “we are offering for sale a total of 4,513,300 shares of common stock” that the company is offering 1,000,000 shares. State the number of shares being offered by the selling shareholders and revise the disclosure as necessary to distinguish the company’s best efforts offering from the selling shareholder offering. In this regard, we note your disclosures in the second paragraph regarding the timing of the offering; revise to clarify, as you disclose elsewhere in the filing, that the selling shareholder component will continue for 12 months from the date of effectiveness of the registration statement, and revise references to 4,513,300 shares to discuss only the 1,000,000 shares being offered by the company, as applicable.

Response:

The first paragraph of the outside front cover page of the prospectus has been revised to clarify that the company is offering 1,000,000 shares and the number of shares being offered by the selling shareholders; and to distinguish the Company’s best efforts offering from the selling shareholder offering.

4. Given that you currently have no operations and have assets consisting only of cash and cash equivalents, it appears that you are a shell company as defined in Securities Act Rule 405. Please disclose on the cover page that you are a shell company, and add a risk factor that discloses that the Securities Act Rule 144 safe harbor is not available for the resale of any restricted securities issued by a shell company and discusses the potential effect on your ability to attract additional capital in the future through unregistered offerings. Alternatively, provide your legal analysis supporting your belief that you are not a shell company.

2

Response:

The Company does not concur with the assertion that the Company “has no operations” and does not believe that the Company is a shell company as defined in Securities Act Rule 405. See detailed discussion annexed hereto as Attachment 4 for a full description of the Company’s operations and rationale for not being considered a shell company as defined in Securities Act Rule 405.

Prospectus Summary, page 1

5. Please revise the penultimate paragraph on page 1 to state the minimum amount of financing you will need to conduct your business activities for the next 12 months in addition to the funding needed to pay for ongoing SEC filing requirements.

Response:

The penultimate paragraph on page 1 has been revised to reflect that the minimum amount of financing of $100,000 is needed to conduct business activities and SEC filing requirements for the next 12 months.

Use of Proceeds, page 14

6. We note your statement on page 3 that you will use a portion of the proceeds to “pay accrued fees and compensation pursuant to contracts approximating $25,000.” Please revise your use of proceeds disclosure to describe this planned use of proceeds. Further, please tell us whether any portion of the proceeds will be used to repay amounts due under your note payable to New Skyline Partners, and if so, revise your disclosure accordingly.

Response:

Page 3 disclosure under “Use of Proceeds” has been revised to delete the second sentence referencing “pay accrued fees and compensation pursuant to contracts approximating $25,000” as the Company does not intend on using proceeds for such purpose. The Company does not intend on using any portion of the proceeds to repay amounts due under the note payable to New Skyline Partners.

7. The table describing your planned use of proceeds from the offering if 10%, 25%, 50%, 75% or 100% of the shares are sold appears to contemplate only payment of expenses related to the offering without providing any information on how you intend to use the net proceeds. This section should describe the principal purposes for which the net proceeds are intended to be used, and where fewer than all of the securities to be offered may be sold, the order of priority for the proceeds should be indicated. Please revise accordingly or advise.

Response:

This section has been revised to describe the principal purposes for which the net proceeds are intended to be used, and where fewer than all of the securities to be offered may be sold, the order of priority for the proceeds are indicated.

3

Selling Shareholders, page 16

8. Please disclose the person or persons who have sole or shared voting and/or investment power over the securities owned by New Skyline Partners, LLC. See Item 507 of Regulation S-K and, for guidance, refer to Questions 140.01 and 140.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K. Please also provide this information in footnote 4 to the beneficial owner table on page 30.

Response:

Footnote 2 of the Selling Shareholder Table on page 16, and footnote 4 to the beneficial owner table on page 30 have been revised to reflect that Glenn Lafaye (Manager) has voting and dispositive control over the common shares beneficially owned by New Skyline Partners, LLC.

Description of Business, page 23

9. Please disclose the total number of employees and the number of full-time employees you employ. See Item 101(h)(4)(xii) of Regulation S-K.

Response:

We have revised the section entitled “Description of Business” on page 23 to reflect the total number of employees and the number of full time employees.

Management’s Discussion and Analysis or Plan of Operation

Plan of Operation, page 26

10. Please revise this section to describe a specific plan of operation for the next 12 months by providing a thorough and detailed description of your business plan, including each business activity and the steps you will take to implement each aspect of your business plan. For example, we note your disclosure on page 25 that you anticipate sales of your products will be predominately Internet based until the fourth quarter of 2014. Explain how and when you expect to have a product ready for sale on the Internet, as well as your plans for transitioning to other sales channels, and revise to avoid the potential suggestion that you are already offering products for sale online. For each step necessary to implement your business plan, please provide a timeline for completion and disclose the material costs associated with completing each step and your anticipated funding source for each step.

Response:

This section has been revised to describe a specific plan of operation for the next 12 months as requested.

4

Limited Operating History; Need for Additional Capital, page 27

11. We note your disclosure that the company’s success or failure will be initially determined by the availability of additional financing. On page 14 you disclose that if the company is unable to sell enough shares to complete its plan of operations, the business could fail. Please revise to describe management’s plan to obtain additional financing, including the amount of minimum proceeds necessary to meet your operating needs for at least the next 12 months. As this is a “best-efforts” offering, describe management’s plan should this offering not provide sufficient funding. Refer to Item 303(a)(1) of Regulation S-K as well as FRC 501.03(a) and Section IV of Interpretive Release 33-8350 for additional guidance.

Response:

This section has been revised to describe management’s plan to obtain additional financing

Certain Relationships and Related Transactions, page 30

12. Please provide all disclosures required by Item 404 of Regulation S-K. In this regard, we note you have not provided in this section information regarding your note payable to New Skyline Partners, LLC pursuant to the requirements of Item 404, including Instruction 4 to Item 404(a). Please revise accordingly.

Response:

This section has been revised to provide information on the note payable to New Skyline Partners, LLC.

Consolidated Statement of Operations, page F-3

13. Please revise to present the statement of operations for the cumulative period from inception through March 31, 2014. Similarly revise your Statements of Cash Flows. Refer to ASC 915-225-45 and ASC 915-230-45.

Response:

We are not required to provide the asked for information based upon the FASB issued ASU No. 2014-10, as stated in our footnotes, Note 2 - Significant and Critical Accounting Policies and Practices; Recently Issued Accounting Pronouncements, which the Company early adopted.

In June 2014, the FASB issued ASU No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation.

5

The amendments in this Update remove the definition of a development stage entity from the Master Glossary of the Accounting Standards Codification, thereby removing the financial reporting distinction between development stage entities and other reporting entities from U.S. GAAP. In addition, the amendments eliminate the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and shareholder equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage.

The amendments also clarify that the guidance in Topic 275, Risks and Uncertainties, is applicable to entities that have not commenced planned principal operations.

Finally, the amendments remove paragraph 810-10-15-16. Paragraph 810-10-15-16 states that a development stage entity does not meet the condition in paragraph 810-10-15-14(a) to be a variable interest entity if (1) the entity can demonstrate that the equity invested in the legal entity is sufficient to permit it to finance the activities that it is currently engaged in and (2) the entity’s governing documents and contractual arrangements allow additional equity investments.

The amendments in this Update also eliminate an exception provided to development stage entities in Topic 810, Consolidation, for determining whether an entity is a variable interest entity on the basis of the amount of investment equity that is at risk. The amendments to eliminate that exception simplify U.S. GAAP by reducing avoidable complexity in existing accounting literature and improve the relevance of information provided to financial statement users by requiring the application of the same consolidation guidance by all reporting entities. The elimination of the exception may change the consolidation analysis, consolidation decision, and disclosure requirements for a reporting entity that has an interest in an entity in the development stage.

The amendments related to the elimination of inception-to-date information and the other remaining disclosure requirements of Topic 915 should be applied retrospectively except for the clarification to Topic 275, which shall be applied prospectively. For public business entities, those amendments are effective for annual reporting periods beginning after December 15, 2014, and interim periods therein.

Early application of each of the amendments is permitted for any annual reporting period or interim period for which the entity’s financial statements have not yet been issued (public business entities) or made available for issuance (other entities). Upon adoption, entities will no longer present or disclose any information required by Topic 915.

We have elected early adoption.

6

Note 3 – Going Concern, F-35

14. You disclose that the ability of the company to continue as a going concern is dependent upon its ability to further implement its business plan and generate sufficient revenue and its ability to raise additional funds by way of a public or private offering. On page 27 you disclose that the company currently has no arrangements in place for additional financing. Please revise this note to comply with FRC 607.02 and paragraph 10 of PCAOB Interim Auditing Standards AU Section 341 by describing the mitigating factors and management’s plan to obtain additional financing. Such disclosure should disclose the amount of minimum proceeds necessary to remove the threat and enable the company to remain viable for at least the 12 months following the date of the financial statements.

Response:

Page 27 has been revised to reflect the mitigating factors and management’s plan to obtain additional financing, and Page 14 was revised to disclose the amount of minimum of proceeds necessary to remove the threat and enable the company to remain viable for at least the 12 months following the date of the financial statements.

Part II – Information Note Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page 32

15. For each unregistered offering, please specify the exemption from registration claimed and provide a more detailed discussion of the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K. Disclose the number of non-accredited investors for each offering with respect to which you relied on Rule 506 of Regulation D.

Response:

Item 15 has been revised to specify the exemption from registration claimed and to disclose there were no non-accredited investors for any offering.

Signatures

16. The registration statement has not been signed by your controller or principal accounting officer. See Instruction 1 to Signatures for Form S-1. Any person who occupies more than one of these specified positions must indicate each capacity in which they sign the registration statement. See Instruction 2 to Signatures for Form S-1. Please revise.

Response:

The registration statement was revised to provide for a signature by the principal accounting officer of the Company.

7

Further, the Company acknowledges that:

•        Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•        The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•        The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ James Endee
James Endee
President

8

ATTACHMENT 4

Operating History of the Company

The Company was incorporated in March 2013. Since inception the Company has developed several initiatives in 3D Printing, obtaining several (non)provisional patents and conducting business as more thoroughly described below. President, James Endee, holds a mechanical engineering degree, having managed multiple engineering teams and projects, throughout various industries and disciplines. Mr. Endee was brought in to provide his expertise in the further development of the Company’s initiatives described below.

Development of 3D Printer: Currently, leading retail 3D printers come in various shapes and sizes, and normally print in one or two colors. The Company has been in the process of developing a 3D Multi-Head Printer prototype and associated software to enable the printer to print in up to six different colors (the six head extruder). Since inception the Company has developed several generations of prototypes of their 3D printer. In October, 2013 the Company formed an entity in England in which it had a 51% ownership, to develop products for the 3D technology industry. The English entity acquired a provisional patent and efforts were made to produce a working prototype. There was not an acceptable prototype developed as thought and the Company subsequently narrowed its focus on the development of the six headed extruder component of the 3D printer. The Company has developed software to enable the 3D printer to accommodate the Company’s six headed extruder. The Company obtained a provisional patent on its design for the six head extruder. Management, along with Pat O’Neil, is further developing the hardware and software to enable the extruder to function more efficiently. Through months of development the Company has built several iterations of the six headed extruder, making it smaller, and more efficient, and currently is in the process of finalizing its next generation 3D printer utilizing this extruder. Additionally, the Company has been in talks with manufacturers to manufacture the six headed extruder once the design in finalized, but to date no definitive arrangements have been made.

Desktop Filament Extruder: The Company has also developed a working prototype Desktop extruder device which turns plastic pellets into filament used in 3D printing. Our goal is to provide a more economical filament extruder for the consumer which produces a higher quality, more consistent filament than what is currently on the market. The Company entered into an agreement with Brandon Bell (the “Bell Agreement”) to serve as Head of the Desktop Extruder Division in November 2013 to develop this extruder. However, as of June 2, 2014, Mr. Bell resigned his position with the Company. The Company paid approximately $13,000 in connection with the research and development of this prototype, having purchased raw materials and competing extruders for research. Furthermore, the Company held regular weekly meetings with Mr. Bell throughout the development process.

Orthotics: The Company partnered with Dr. Thomas Barbaro, a well respected podiatrist, on the development of 3D products in the field of orthotics. Along with Dr. Barbaro and Mr. O’Neill, the Company is developing a cost effective solution to the production of orthotics via the use of 3D printing technology. We have had ongoing discussions with representatives of an orthotics lab who are assisting the Company in analyzing current processes to adapt current production methods of orthotics to 3D printing technology. We have also conducted research with various wellness professionals on the viability of this methodology.

9

Gaming: In November 2013 in exchange for shares of Common Stock of the Company, the Company acquired the entire right, title and interest for the United States of America, in and to certain inventions related to Methods of Playing Games Using the Internet and a 3D Printer. The Company conducted research into the viability and feasibility of this methodology and in January 2014 filed a provisional patent expanding on the patent originally acquired by the Company in November 2013. In July 2014 the Company filed a nonprovisional patent on this methodology to protect its interests and maintain the patent.

“Builder Bags”: The Company is also developing ‘parts kits’, or ‘3D Builder Bags’, as we are naming it. We are developing these products with the intention of giving users of 3D printers more objects they can build with their printers than currently offered, by including non-printable parts in combination with the software files of printable objects, with which the users can customize and print, and subsequently, assemble the desired object with the combination of purchased and printed parts. The Company has been in the process of researching the various potential parts to include in its Bag. We have almost completed the design of the software and website whereby a user can upload and download CAD software files utilizing our ‘parts kits’, or ‘3D Builder Bags’ for sale and competition, and are working towards the integration of the website tools with the ‘Builder Bags’ product offering .

Analysis

Securities Act Rule 405 defines a shell company as a company with:

A.	No or nominal operations[1]; and
B.	Either:
i.	No or nominal assets;
ii.	Assets consisting solely of cash and cash equivalents; or
iii.	Assets consisting of any amount of cash and cash equivalents and nominal other assets; or

C.	An issuer that has been at anytime previously an issuer described in paragraph (i)(1)(i).

1 Black’s Law Dictionary defines “nominal” as: “titular; existing in name only, not real or substantial; connected with the transaction or proceeding in name only, not in interest, not real or actual; merely named, stated or given, without reference to actual conditions; often with the implication that the thing named is small, slight, or the like, in comparison to what might properly be expected, as scarcely to be entitled to the name; e.g., a nominal price.  Considering the scope of its business operations involving both development of a 3D printer and proprietary software and hardware, and the company may have been constrained by its capital resources, at no time did its operational efforts lapse in any degree.  Moreover, at no time have such operations been “not real” or existing in name only, and continue as substantial operations today.

10

In its 111-page release on changes to Rule 144, the Securities and Exchange Commission stated in footnote 172 that a start-up business, does not necessarily fit the definition of a shell company. Footnote 172 to amended Rule 144 provided in part:

“Rule 144(i)(1)(i) is not intended to capture a “startup company,” or in other words, a company with a limited operating history… as we believe that such a company does not meet the condition of having “no or nominal operations.”

We believe that this new definition assists legitimate, smaller companies like the Company that have real operations who can avoid any stigma of being a shell. This gives a much wider berth of how a small business can view their company. A combination of 172 and (other Rule 144 changes) allows an emerging growth company to qualify.

The Company maintains that during its lifespan it has had continuous operations, and that such operations as evidenced above were certainly not at any time “nominal” and therefore should not be considered a shell company as defined in Securities Act Rule 405.

11